UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)*

Under the Securities Exchange Act of 1934

NUANCE COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

80603P107

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019-6099

(212) 728-8000

February 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 40,651,292 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 40,651,292 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,430,368 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.5% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 58,430,368 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 58,430,368 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,430,368 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.5% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 58,430,368 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 58,430,368 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,430,368 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.5% (see Item 5)

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 58,430,368 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 58,430,368 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,430,368 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.5% (see Item 5)

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus Private Equity X, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,228,165 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,228,165 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,430,368 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.5% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 550,911 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 550,911 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,430,368 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.5% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,779,076 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,779,076 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,430,368 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.5% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus X LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,779,076 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,779,076 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,430,368 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.5% (see Item 5)

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 58,430,368 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 58,430,368 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,430,368 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.5% (see Item 5)

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 58,430,368 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 58,430,368 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,430,368 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.5% (see Item 5)

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends the Schedule 13D originally filed on April 19, 2004 (“Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 10, 2005 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D filed on September 19, 2005 (“Amendment No. 2”), as further amended by Amendment No. 3 to Schedule 13D filed on August 29, 2006 (“Amendment No. 3”), as further amended by Amendment No. 4 to Schedule 13D filed on April 8, 2008 (“Amendment No. 4”), as further amended by Amendment No. 5 to Schedule 13D filed on May 21, 2008 (“Amendment No. 5”), as further amended by Amendment No. 6 to Schedule 13D filed on January 15, 2009 (“Amendment No. 6”), and as further amended by Amendment No. 7 to Schedule 13D filed on January 30, 2009 (“Amendment No. 7” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 8, the “Amended 13D”).  The Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 were each filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  In addition, Amendment No. 6, Amendment No. 7 and this Amendment No. 8 were each also filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a

Delaware limited partnership (“WPP X” and, together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”), and Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”).  This Amendment No. 8 relates to the common stock, par value $0.001 per share, of Nuance Communications, Inc., a Delaware corporation formerly known as ScanSoft, Inc. (the “Company”).  The holdings of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership, reported in this Amendment No. 8 include the holdings of Warburg Pincus Netherlands Private Equity VIII, C.V. I (“WPNPE  I”) and WP-WPVIII Investors, L.P. (“WP-WPVIII” and, together with WPNPE I and WP VIII the “WP VIII Funds”; and together with the WP X Funds, the “Funds”).  Capitalized terms used herein which are not defined herein have the meanings given to them in the Original 13D and any amendments thereto.

Item 2.                                   Identity and Background.

Item 2(b) of the Amended 13D is hereby amended and restated in its entirety as follows:

(b)           The address of the principal business and principal office of each of the Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. The general partners of WP and the members and managing directors of WP LLC, and their respective business addresses, are set forth on Schedule I hereto. Attached hereto is a revised Schedule I which amends and restates the previously filed Schedule I hereto.

Item 4.                                   Purpose of Transaction.

Item 4 of the Amended 13D is hereby amended by adding the following to the end thereof:

On February 15, 2012, the WP VIII Funds fully exercised the 2008 Warrants to purchase an aggregate of 3,700,000 shares of Common Stock of the Company at an exercise price of

$20.00 per share.  As the exercise of the 2008 Warrants was pursuant to net exercise provisions, the WP VIII Funds acquired 1,077,744 shares of Common Stock, net of the exercise price upon exercise of the 2008 Warrants.

On February 15, 2012, the Funds distributed an aggregate of 11,942,850 shares of Common Stock of the Company to their partners on a pro rata basis (the “Distribution”).  The Funds did not receive any consideration in connection with the Distribution.

Item 5.                                   Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Amended 13D are hereby amended and restated in their entirety as follows:

(a)           Due to their respective relationships with the Funds and each other, as of February 15, 2012 (after giving effect to the Distribution and the exercise of the 2008 Warrants), each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 51,005,708 shares of Common Stock.  As of February 15, 2012 (after giving effect to the Distribution and the exercise of the 2008 Warrants), the Reporting Persons may also be deemed to beneficially own, in the aggregate, additional shares of Common Stock by virtue of certain of the following securities which the Funds’ may be deemed to beneficially own: the Series B Preferred Stock and the 2009 Warrants (collectively, the “Convertible Securities”).  Assuming the full exercise and conversion of the Convertible Securities, the Reporting Persons may be deemed to beneficially own  58,430,368 shares of Common Stock, representing approximately 18.5% of the outstanding class of Common Stock, based on a total of 315,629,472 shares of Common Stock, which is comprised of:  (i) 308,204,812 shares of Common Stock outstanding as of January 31, 2012, as reported in the Company’s 10-Q filed with the SEC on February 9, 2012; (ii) the 3,562,238 shares of Common Stock issuable upon the conversion of the 3,562,238 shares of Series B Preferred Stock acquired by certain of the Funds; and (iii) the 3,862,422 shares of Common Stock acquirable upon the exercise of the 2009 Warrants.

(b)           Each of WP X LP, WP X LLC, WPP LLC, WP LLC and WP may be deemed to share with the WP X Funds the power to vote or to direct the vote and to dispose or to direct the disposition of the 17,779,076 shares of Common Stock the WP X Funds may be deemed to beneficially own as of February 15, 2012.  Each of WPP LLC, WP LLC and WP may be deemed to share with the WP VIII Funds the power to vote or to direct the vote and to dispose or to direct the disposition of the 40,651,292 shares of Common Stock the WP VIII Funds may be deemed to beneficially own as of February 15, 2012.  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Funds.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c)           Except as described in this Amendment No. 8 and during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members (other than restricted stock grants made to William H. Janeway, a Partner of WP and Senior Advisor and member of WP LLC, and Patrick T. Hackett, a Partner of WP and Managing Director and member of WP LLC, in their capacity as directors of the Company, as previously described in Form 4s filed by Dr. Janeway and Mr. Hackett, respectively, with the SEC on January 4, 2012).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

	By:	Warburg Pincus Partners LLC,
its General Partner

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: February 16, 2012	WARBURG PINCUS PRIVATE EQUITY X, L.P.
	By:	Warburg Pincus X, L.P.,
its General Partner

	By:	Warburg Pincus X LLC,
its General Partner

	By:	Warburg Pincus Partners LLC,
its Sole Member

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: February 16, 2012	WARBURG PINCUS X PARTNERS, L.P.

	By:	Warburg Pincus X, L.P.,
its General Partner

	By:	Warburg Pincus X LLC,
its General Partner

	By:	Warburg Pincus Partners LLC,
its Sole Member

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: February 16, 2012	WARBURG PINCUS X LLC

	By:	Warburg Pincus Partners LLC,
its Sole Member

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: February 16, 2012	WARBURG PINCUS X, L.P.

	By:	Warburg Pincus X LLC,
its General Partner

	By:	Warburg Pincus Partners LLC,
its Sole Member

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Member

Dated: February 16, 2012	WARBURG PINCUS PARTNERS LLC
	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: February 16, 2012	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: February 16, 2012	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: February 16, 2012	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

Dated: February 16, 2012	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**  Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”).  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Charles Carmel	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Vice-Chairman of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Joseph Gagnon	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
Fred Hassan	Partner of WP; Member and Managing Director of WP LLC
William Blake Holden	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Kenneth Juster	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
Vishnu Menon	Partner of WP; Member and Managing Director of WP LLC
Nitin Nayar	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Daniel Zamlong	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*

Warburg Pincus Principal Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**

*              New York limited partnership; primary activity is ownership interest in WP

**           Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Simon Begg (1)	Member and Managing Director of WP LLC
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Paul Best (1)	Member and Managing Director of WP LLC
Charles Carmel	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (2)	Member and Managing Director of WP LLC
Miao Chi (3)	Member and Managing Director of WP LLC
Stephen J. Coates (1)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Vice-Chairman of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (1)	Member and Managing Director of WP LLC
Dai Feng (2)	Member and Managing Director of WP LLC
Robert Feuer (4)	Member and Managing Director of WP LLC
Joseph Gagnon	Member and Managing Director of WP LLC; Partner of WP
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Fred Hassan	Member and Senior Advisor of WP LLC; Partner of WP
William Blake Holden	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Kenneth Juster	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Henry Kressel	Member and Senior Advisor of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (2)	Member and Managing Director of WP LLC
Vishal Mahadevia	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
Nitin Nayar	Member and Managing Director of WP LLC; Partner of WP
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (5)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (3)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP

Lars Singbartl (7)	Member and Managing Director of WP LLC
Chang Q. Sun (2)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Somit Varma (5)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (2)	Member and Managing Director of WP LLC
Jeremy S. Young (1)	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP
Yue Zhiming (2)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)          Citizen of United Kingdom

(2)          Citizen of Hong Kong

(3)          Citizen of Canada

(4)          Citizen of Hungary

(5)          Citizen of India

(6)          Citizen of Italy

(7)          Citizen of Germany

As of February 1, 2012